AM 3.1.2004

04001854

TATES
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).C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53089

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Latin Valley Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Park Avenue, Ste 646
(No. and Street)

NY, NY 10169
(City) (State) (Zip Code)

FEB 26 2004

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Miguel Hennessy 212-206-3555
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JD Cloud & Co LLC
(Name – *if individual, state last, first, middle name*)

1100 Mercantile Center, 120 E. 4th St, Cincinnati, OH 45202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 05 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Miguel Hennessy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lannvalley Securities, LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

____
Title

Judy K Lynch JUDY K LYNCH
Notary Public

COMMISSION EXPIRES 11-06-08

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LATINVALLEY SECURITIES, LLC

FINANCIAL STATEMENTS

Year Ended December 31, 2003

and

INDEPENDENT AUDITORS' REPORT

and

SUPPLEMENTARY INFORMATION AND REPORT ON INTERNAL CONTROL STRUCTURE

CERTIFIED PUBLIC ACCOUNTANTS

J·D·CLOUD & CO·L·L·P·

CINCINNATI, OHIO

LATINVALLEY SECURITIES, LLC

FINANCIAL STATEMENTS

Year Ended December 31, 2003

TABLE OF CONTENTS

CERTIFIED PUBLIC ACCOUNTANTS
J·D·CLOUD & CO·L·L·P·

120
EAST FOURTH STREET
CINCINNATI
OHIO 45202

INDEPENDENT AUDITORS' REPORT

Board of Directors
Latinvalley Securities, LLC
New York, New York

We have audited the accompanying statement of financial condition of Latinvalley Securities, LLC at December 31, 2003, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Latinvalley Securities, LLC at December 31, 2003 , and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules A, B and C are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J. D. Cloud & Co. L.L.P.
Certified Public Accountants

February 20, 2004

LATINVALLEY SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
At December 31, 2003

ASSETS

Current Assets:	
Cash	$ 7,199
Total Assets	$ 7,199

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities:	
Accounts payable and accrued expenses	$ 700
Total Liabilities	700
Member's Equity:	
Accumulated deficit	(53,001)
Additional paid-in capital	59,500
Total Member's Equity	6,499
Total Liabilities and Member's Equity	$ 7,199

The accompanying notes to financial statements are an integral part of these statements.

LATINVALLEY SECURITIES, LLC
STATEMENT OF OPERATIONS
Year Ended December 31, 2003

Revenue:	
Interest Income	$ 33
Total Revenue	33
Expenses:	
Professional fees	3,799
Other	3,256
Total Expenses	7,055
Net Loss	$ (7,022)

The accompanying notes to financial statements are an integral part of these statements

LATINVALLEY SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended December 31, 2003

	Additional Paid in Capital	Accumulated Deficit	Total
BALANCE -			
January 1, 2003	$ 59,500	(45,979)	13,521
Net Loss	-	(7,022)	(7,022)
BALANCE -			
December 31, 2003	$ 59,500	(53,001)	6,499

The accompanying notes to the financial statements are an integral part of these statements.

LATINVALLEY SECURITIES, LLC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$ (7,022)
Adjustment to reconcile net income to net cash used in operating activities:	
(Increase) decrease in operating assets:	
Prepaid and sundry assets	2,275
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	(1,300)
Net cash used in operating activities	(6,047)
CHANGE IN CASH AND CASH EQUIVALENTS	(6,047)
CASH AND CASH EQUIVALENTS BEGINNING OF YEAR	13,246
END OF YEAR	$ 7,199

The accompanying notes to financial statements are an integral part of these statements.

Note 1—NATURE OF OPERATIONS

Latinvalley Securities, LLC. ("Latinvalley"), a New York Company organized on December 1, 2000, is a broker dealer in securities registered with the Securities and Exchange Commission (SEC). Latinvalley is a wholly owned subsidiary of Latinvalley.com.

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
Latinvalley reports its activity on the accrual basis of accounting. Latinvalley has not had any security transactions.

Income Taxes
Latinvalley is included in the tax return of its parent. It does not have a New York State tax id due to it being a limited liability company.

Cash and Cash Equivalents
For purposes of the statements of cash flows, management considers all liquid investments with a maturity of three months or less to be cash equivalents.

Use of Estimates
The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3— NET CAPITAL REQUIREMENTS

Latinvalley is subject to the Securities and Exchange Commission's "Uniform Net Capital Rule" (rule 15c3-1). The Uniform Net Capital Rule requires Latinvalley to maintain a minimum net capital, as defined, of 6 2/3% of aggregate indebtedness or $5,000 at December 31, 2003, whichever is greater, and a ratio of aggregate indebtedness to net capital of not more than 15 to 1. At December 31, 2003, Latinvalley had net capital of $6,499, which was $1,499 in excess of its required net capital of $5,000, and a net capital ratio of .11 to 1.

Note 4 — SUBSEQUENT EVENTS

Latinvalley is in the process of being acquired by Unified Financial Services, Inc. for $43,000 plus a capital infusion subject to controlling interest.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

LATINVALLEY SECURITIES, LLC
COMPUTATION OF NET CAPITAL
Year Ended December 31, 2003

NET CAPITAL	
Total members' equity	$ 6,499
Deductions and/or charges:	
Membership in exchanges	-
Accounts receivable	-
Aged fail-to-deliver	-
Other deductions	-
Net capital before haircuts on securities positions	6,499
HAIRCUTS ON SECURITIES	
Common stock	-
Money market investments	-
Other	-
	-
NET CAPITAL	$ 6,499
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities	$ 700
TOTAL AGGREGATE INDEBTEDNESS	$ 700
COMPUTATION OF NET CAPITAL REQUIREMENT	
Net capital requirement (greater of 6 2/3% aggregate indebtedness or $5,000 for 2003)	$ 5,000
Excess net capital	$ 1,499
Excess net capital if 1,000% (net capital, less 10% of aggregate indebtedness)	$ 6,429
Ratio: Aggregate indebtedness to net capital	.11 to 1

No material differences exist between the above computation and the computation in Securities' unaudited FOCUS Report (Form-X-17A-5).

LATINVALLEY SECURITIES, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
Year Ended December 31, 2003

This calculation is not required. Latinvalley is claiming exemption from Rule 15c3-3 under the exemption provision of Rule 15c3-3(k)(2).

LATINVALLEY SECURITIES, LLC
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
Year Ended December 31, 2003

This calculation is not required. Latinvalley is claiming exemption from Rule 15c3-3 under the exemption provision of Rule 15c3-3(k)(2).

J·D·CLOUD & CO·L·L·P·

120
EAST FOURTH STREET
CINCINNATI
OHIO 45202

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Latinvalley Securities, LLC
New York, New York

In planning and performing our audit of the financial statements of Latinvalley Securities, LLC for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("Commission"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

J.D. Cloud & Co. L.L.P.
Certified Public Accountants

February 20, 2004